UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) hereby announces to the market that on this date its wholly-owned subsidiary Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Brasil, as intervening party, entered into a transaction for the formation of a joint venture with Hyundai Motor Brasil Montadora de Automóveis Ltda.

(“Hyundai Motor Brasil”) and Hyundai Capital Services, Inc. (“Hyundai Capital”) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil.

The capital structure of the joint venture will have a 50% (fifty per cent) equity participation of Aymoré, 25% (twenty-five per cent) of Hyundai Capital and 25% (twenty-five per cent) of Hyundai Motor Brasil.

The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

Santander Brasil shall maintain its shareholders and the market informed regarding new facts related to this subject.

São Paulo, April 28, 2016.

Angel Santodomingo

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer